UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number 0-24649

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

(Full title of the plan)

REPUBLIC BANCORP, INC.

(Name of issuer of the securities held pursuant to the plan)

601 West Market Street

Louisville, Kentucky 40202

(Address of principal executive office)

REPUBLIC BANCORP 401(k)/PROFIT SHARING

PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2007 and 2006

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN

Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Republic Bancorp 401(k)/Profit Sharing Plan and Trust

Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Republic Bancorp 401(k)/Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Louisville, Kentucky
June 23, 2008

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments, at fair value:
Principal money market	$1,358,594	$1,268,969
Republic Bancorp, Inc. Common Stock (Class A & B)	2,235,552	3,287,640
Mutual funds	16,751,056	13,455,310
Participant Self-Directed Brokerage Accounts:
Principal money market	681,648	788,560
Republic Bancorp, Inc. Common Stock (Class A & B)	1,534,584	2,133,353
Other stocks	1,660,369	1,609,925
Mutual funds	2,534,146	2,347,478
Total Investments, at fair value	26,755,949	24,891,235

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS	$26,755,949	$24,891,235

See accompanying notes to Financial Statements.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(2,140,317)	$2,309,695
Interest and dividends	1,709,592	562,150
	(430,725)	2,871,845
Contributions:
Employer match	682,234	606,562
Participants’	2,269,910	2,093,182
Rollover	387,566	324,665
	3,339,710	3,024,409

Total additions	2,908,985	5,896,254

Deductions from net assets attributed to:
Benefits paid to participants	934,531	2,751,986
Administrative expenses	109,740	43,961
	1,044,271	2,795,947

Net increase	1,864,714	3,100,307

Net assets available for benefits:
Beginning of year	24,891,235	21,790,928

End of year	$26,755,949	$24,891,235

See accompanying notes to Financial Statements.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 – PLAN DESCRIPTION

The following brief description of the Republic Bancorp 401(k)/Profit Sharing Plan and Trust (the “Plan”) is provided for general information. Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions. The sponsor of the Plan is Republic Bancorp, Inc. (the “Company” or “Employer”).

General:  The Plan is a defined contribution plan covering all employees of the Company who have completed 30 days of service and are age 21 or older. The employer match begins after six months of completed service and the Company discretionary match, if applicable, will be awarded to eligible participants who are actively employed at the last day of the plan year and have completed 1,000 hours of service during the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Participants in the Plan may contribute up to the maximum legal limit. If a participant elects to make a contribution to the Plan, the Employer makes a matching contribution of 50% of the first 5% of the participant’s annual contributions. In addition, the Employer may award a discretionary bonus match for meeting certain corporate financial performance goals. There was no discretionary bonus match awarded for the years ended December 31, 2007 and 2006.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of plan earnings and forfeitures of terminated participants’ nonvested accounts and is charged with withdrawals and an allocation of administrative expenses. Income is allocated on a basis proportional to account balances, and forfeitures are allocated on a basis proportional to Employer matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Retirement, Death and Disability:  A participant is entitled to 100% of their account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their accounts, plus earnings thereon, is based on years of continuous service. A participant is 100% vested after six years of credited service.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 – PLAN DESCRIPTION (Continued)

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their vested interest in the account, or periodic installments over a period not exceeding the life expectancy of the participant or joint lives of the participant and spouse. If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump sum without the participant’s consent.

Investment Options:  All investment accounts are participant directed. Participants may change their investment options up to 20 times per calendar year and may direct employee contributions in 1% increments into certain mutual funds offered as investment options by the Plan, or shares of the Company’s common stock. Participants also have the option to self direct into investments other than those provided by the Plan, subject to market availability. Such investment options include any specific assets or investments permitted to be acquired by the trustee under the Plan, including qualified employer securities. Participant Self-Directed Brokerage Accounts are charged a transaction fee for any direct investments a participant makes, other than the investment options provided by the Plan. Employer match contributions are allocated ratably based on each participant’s contribution to their investment options.

Republic Bancorp, Inc. Common Stock:  The Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share.  Class B Common Stock may be converted, at the option of the holder, to Class A Common Stock on a share for share basis. The Class A Common Stock is not convertible into any other class of Republic’s capital stock. Class A and Class B shares participate equally in undistributed earnings.

Forfeitures:  Participant forfeitures of employer matching contributions are reallocated to  remaining participants, based upon their respective relative account balances. Forfeitures of employer matching contributions are used to offset future employer matching contributions. As of December 31, 2007 and 2006, $104,518 and $52,991 of forfeited employer matching contributions were available to offset future matching contributions and administrative expenses, respectively.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value. Quoted market prices are used to value Company Stock and mutual funds. Money market funds are reported at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits:  Benefits are recorded when paid.

Reclassifications:  Some items in the prior year financial statements may have been reclassified to conform with the current year presentation.

Risks and Uncertainties:  The Plan provides for various investment options in mutual funds, Company Stock and other securities. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Effect of Recently-Issued Standards that are Not Yet Adopted:  In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This statement defines fair value, established a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. This standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of SFAS 157 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of SFAS 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities This new standard is effective for the plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or liabilities as of January 1, 2008.

NOTE 3 – INVESTMENTS

Nationwide Investment Company has been the Plan custodian since July 1, 2006. Kentucky Trust Company acted as plan custodian from January 1, 2006 through June 30, 2006 at which time the custodian was changed to Nationwide Investment Company. The custodian of the Plan held investment assets and executed transactions therein.

Investments, at fair value, that represent 5% or more of the Plan’s net assets in either year are presented below:

	December 31,
Investments at fair value	2007	2006

Principal money market	$2,040,242	$2,057,529
Republic Bancorp, Inc. Common Stock (Class A & B)(1)	3,770,136	5,420,993

Mutual Funds:
CRM MdCp Valu Fd Invst Shr	2,506,502	1,947,061
American Funds Growth Fund of America	2,789,189	2,031,239
JPM Intrp Val A	2,170,390	—
Nationwide Small Cap A	1,733,269	—
Tcw T&L Return Bd N	2,037,402	—
Victory Fund for Income	3,167,635	—
Gdmnscs Short Dur Govt A	—	2,746,190
John Hancock Classic Val A	—	1,896,092
PIMCO Real Return Fd Instl	—	1,681,926
Gartmore Small Cap Index IC	—	1,652,360

(1) Party-in-interest

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 3 – INVESTMENTS (Continued)

During the years ended December 31, 2007 and 2006, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Net Change in Fair Value

	December 31,
	2007	2006

Mutual Funds	$307,692	$680,234
Republic Bancorp, Inc. Common Stock (Class A and B)	(1,650,857)	942,500
Common stock and mutual funds in participant self-directed brokerage accounts	(797,152)	686,961

	$(2,140,317)	$2,309,695

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Nationwide Trust Company, FSB is the Trustee as defined by the Plan and, therefore, transactions of the plan in investments of Nationwide mutual funds which are managed by an affiliate of the trustee qualify as party-in-interest. Professional fees of approximately $110,000 and $44,000 were paid for the administration of the Plan by the Plan for the years ended December 31, 2007 and 2006. The Company incurred additional expenses for the years ended December 31, 2007 and 2006 in connection with administration of the Plan.

The Plan held 228,078 and 226,860 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2007 and 2006 and recognized dividend income of approximately $74,000 and $57,000 during 2007 and 2006 from its investments in the Employer common stock (Note 3).

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 6 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are unpaid amounts requested by individuals who have withdrawn from the Plan. Amounts allocated to these participants were $0 at December 31, 2007 and 2006.

NOTE 7 – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 2, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-digit Plan Number: 002

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Name of Plan Sponsor: Republic Bancorp, Inc.
Employer Identification Number: 61-0862051
Three-Digit Plan Number: 002

		(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost **	Value

	Principal money market	Cash Equivalent	$—	$2,040,242
			—	2,040,242

	Mutual Funds:
	American Funds Growth Fund of America		$—	2,789,189
	Bridgeway FD Inc Aggressive		—	7,336
	Buffalo Fds Science & Tech		—	6,720
	Buffalo Small Cap Fd Inc		—	51,808
	Calamos Invt Tr New Growth		—	55,405
	Cgm Focus Fund		—	44,241
	Clipper Fund Inc		—	344,379
	Columbia Acorn Tr Cl Z		—	2,009
	Crm Mdcp Value Fund Invst Shr		—	2,506,502
	Diamond Hill Funds		—	9,847
	Dodge & Cox Balanced Fund		—	182,945
	Dodge & Cox Fds Intl Stock Fund		—	10,508
	Dodge & Cox Income Fund		—	21,457
	Dodge & Cox Stock Fund		—	13,940
	Dodgecox Inttl Stock Fd		—	251
	Eaton Vance Mutual Fund		—	1,329
	Fairhlme Fds Inc		—	2,964
	Federated Total Return		—	3,513
	Fidelity Secs FD Leveraged Co		—	17,184
	Fidelity Select Potfolios Tech		—	62,201
	Fidelity Spartan		—	6,471
	Franklin Mut Discov Fd A		—	1,172,966
	ING Corporate Leaders Funds		—	17,568
	Ishares Lehman 1-3 Y		—	36,986

Name of Plan Sponsor: Republic Bancorp, Inc.
Employer Identification Number: 61-0862051
Three-Digit Plan Number: 002

		(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost **	Value

	Ishares Lehman Agg B		—	15,176
	Ishares Select Dividend Index Fund		—	7,223
	Ivy Fund Global Natural		—	10,167
	John Hancock Classic Val A		—	39
	Jpm Intrp Val A		—	2,170,390
	Julius Baer Invt Fds Intl Equity		—	7,655
	Marsico Invt Fd Intl Opporty		—	15,812
	Merrill Lynch Biotech		—	16,176
	Metro West Fds Tot Ret Bd Cl1		—	6,510
	Mutual Ser Fd In Discovery Z		—	6,495
	Nationwide Intl Indx Inst		—	347,374
	Nationwide Mdcap Mkt Indx Inst		—	144,930
	Nationwide S&P 500 Indx Inst		—	471,295
	Nationwide Smcap A		—	1,733,269
	Nationwide Smcap Indx Inst		—	209,814
	Northeast Invs Tr Sh Ben Int		—	14,850
	Oakmark Equity and Income Fund		—	240,142
	Pimco Fds Pac Invt Mgmt Ser Total Ret A		—	19,381
	Rmk Multi Sector		—	7,775
	Royce Fd Premier Investment		—	53,131
	Royce Fd Total Return		—	54,647
	Selected American Shares		—	2,937
	Streettracks Gold Tr		—	8,246
	T Rowe Price Cap Appreciation		—	5,731
	T Rowe Price Growth Stk Fd		—	84,286
	T Rowe Price Intl Em		—	9,311
	T Rowe Price Mid Cap Value		—	363,046
	Tcw Ttl Rtn Bd N		—	2,037,402
	Thornburg Invt Tr Value		—	436,496

Name of Plan Sponsor: Republic Bancorp, Inc.
Employer Identification Number: 61-0862051
Three-Digit Plan Number: 002

		(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost **	Value

	Tweedy Browne Fd Inc Global Value		$—	$10,916
	Vanguard Findex Trust		—	13,515
	Vanguard Fixed Income Secs Fd		—	9,039
	Vanguard/Wellington Fd		—	200,549
	Vanguard Fd Inc Strat Equity		—	5,366
	Vanguard/Primecap Fd Inc		—	10,757
	Victory Fund for Income A		—	3,167,635
			$—	$19,285,202

	Republic Bancorp, Inc. Common Stock
	Class A		$—	$3,686,739
	Class B		—	83,397
			$—	$3,770,136
	Common Stock:
	Advanced Viral Research Corp		$—	18
	Afc Enterprises Inc		—	1,415
	Alcatel Lucent Sponsored Adr		—	22
	Alcoa Inc		—	10,965
	Allegheny Energy Inc		—	25,444
	Altria Group Inc		—	49,127
	Amazon.Com Inc		—	11,117
	American Capital Strategies		—	3,296
	Amerigas Partners - LP		—	7,208
	Anheuser Busch Cos Inc		—	8,898
	Apple Inc.		—	4,952
	Applied Digital Solutions		—	385
	AT&T Inc		—	1,538
	Axis Technologies Group		—	788
	Bank of America Corp		—	27,644
	Barclays Plc Adr		—	8,074
	BB&T Corp		—	11,900
	Bear Stearns Co		—	8,825
	Berkshire Hathaway Inc Del Cl B		—	18,944

Name of Plan Sponsor: Republic Bancorp, Inc.
Employer Identification Number: 61-0862051
Three-Digit Plan Number: 002

		(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost **	Value

	Best Buy Co		—	15,374
	Borland Software Corp		—	3,010
	Boston Scientific Corp		—	7,804
	Bristol Myers Sqibb		—	3,978
	Brown Forman Corp Cl A		—	7,484
	Caslla Waste Systems Inc Cl A		—	1,330
	Cerdyne Inc		—	14,079
	Chevron Corp		—	18,666
	Churchill Downs Inc		—	5,397
	Cisco Systems Inc		—	20,032
	Citadel Broadcasting		—	14
	Citigroup Inc		—	29,676
	Clear Channel Communications		—	2,900
	Coca Cola Co		—	23,873
	Coinstar Inc		—	5,714
	Conocophillips Corp		—	17,660
	Darden Restaurants Inc		—	693
	Dean Foods Inc.		—	2,586
	Deere + Co		—	4,656
	Diamonds Trust Series I		—	20,810
	Dime Bancorp Inc		—	8
	Dime Community Bancshares		—	1,277
	Duke Energy Holdings Corp		—	29,489
	E M C Corp Mass		—	556
	Ebay Inc		—	11,617
	Empire Dist Electric Company		—	4,556
	ENER1 Inc		—	547
	Epix Pharmaceuticals Inc		—	2,624
	Exxon Mobil Corp		—	56,214
	Fifth Third Bancorp		—	13,620
	First Horizon National Corp		—	13,613
	Ford Motor Co		—	3,419
	Fossil Inc		—	7,053
	Franklin Mining Inc		—	1,254
	General Electric Co		—	113,397
	General Motors Corp		—	1,245
	Hcc Insurance Holdings		—	2,151
	Heinz H J Co		—	37,344

Name of Plan Sponsor: Republic Bancorp, Inc.
Employer Identification Number: 61-0862051
Three-Digit Plan Number: 002

		(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost **	Value

	Hewlett Packard Co		—	4,745
	Home Depot Inc		—	9,698
	Honda Motor Ltd Adr New		—	13,256
	Huntington Bancshares		—	4,856
	Idearc Inc		—	35
	Ing Groep N V Sponsored Adr		—	1,946
	Intel Corp		—	34,391
	Johnson + Johnson		—	84,776
	Jones Soda Company		—	11,160
	Jp Morgan Chase & Co		—	9,821
	Kraft Foods Inc.		—	11,029
	Krispy Kreme Doughnuts		—	221
	Kroger Co		—	1,149
	Lehman Bros Holdings		—	22,904
	Limited Brands Inc		—	2,082
	Live Nation Inc		—	145
	Mcclatchy Newspaper		—	789
	McDonalds Corp		—	28,277
	Medco Health Solutions Inc		—	507
	Medtronic Inc		—	10,054
	Merk & Co Inc		—	14,353
	Microsoft Corp		—	46,743
	Millennium Pharmaceuticals		—	8,988
	National City Corp		—	103,698
	New York Community Bancorp		—	16,701
	Nokia Corp		—	2,687
	Nutrisystem Inc		—	675
	Old National Bancorp		—	1,496
	Oracle Corp		—	6,051
	Patriot Coal Corporation		—	835
	Peabody Energy Corp		—	12,328
	Pfizer Inc		—	16,343
	Plantronics Inc		—	18,668
	Pnc Financial Corp		—	3,808
	Pnm Resources		—	4,076
	Powershares Qqq		—	10,193

Name of Plan Sponsor: Republic Bancorp, Inc.
Employer Identification Number: 61-0862051
Three-Digit Plan Number: 002

		(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost **	Value

	Pozen Inc		—	12,000
	Proctor Gamble Co		—	37,591
	Progress Energy Inc		—	8,475
	Proshares		—	42,585
	Proshares Short Qqq		—	5,321
	Qlogic Corp		—	11,360
	Quantum Corp		—	6,827
	Rait Financial Trust		—	4,569
	Regions Financial Corp		—	7,095
	Reynolds American Inc		—	26,384
	Royal Dutch Shell Plc Cl A		—	16,840
	Royce Value Tr Inc		—	1,974
	Rpm International Inc		—	4,872
	S.Y. Bancorp Inc.		—	23,940
	Schering Plough		—	21,312
	Sirius Satellite Radio Inc		—	1,061
	Sonoran Energy Inc		—	22
	Southern Co		—	19,375
	Southwest Airlines Co		—	3,050
	Spectra Energy Corp		—	17,583
	Spilnx Technology Inc		—	1
	St Joe Cp		—	6,037
	Starbucks Corp		—	3,582
	Susquehanna Bancshares Inc		—	5,532
	Thr Travelers Company		—	1,453
	Time Warner Inc		—	330
	Trinity Biotech Plc		—	1,703
	United Parcel Service		—	3,536
	United Tech Corp		—	15,308
	US Bancorp New		—	9,522
	Valero Energy New		—	14,006
	Ventas Inc		—	4,525
	Verizon Communications		—	2,185
	Vitesse Semiconductor Corp		—	1,740
	Volcano Corporation		—	12,510

Name of Plan Sponsor: Republic Bancorp, Inc.
Employer Identification Number: 61-0862051
Three-Digit Plan Number: 002

		(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost **	Value

	Wachovia Corp		—	7,606
	Wal-mart Stores		—	19,012
	Walt Disney Company		—	3,228
	Washington Mutual Co		—	667
	Wells Fargo Co		—	16,454
	Windstream Corp		—	28,644
	Xerox Corp Com		—	810
	XM Satellite Radio		—	3,978
			$—	$1,660,369
	Total Investments		$—	$26,755,949

Name of Plan Sponsor: Republic Bancorp, Inc.
Employer Identification Number: 61-0862051
Three-Digit Plan Number: 002

(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost **	Value

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

FORM 11-K

December 31, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPUBLIC BANCORP 401(K)/
PROFIT SHARING PLAN AND TRUST
(Name of Plan)

Date: June 30, 2008	/s/ Kevin Sipes
Kevin Sipes
Executive Vice President &
Chief Financial Officer
Republic Bancorp, Inc.

EXHIBIT INDEX

23.1 Consent of Independent Auditors